Exhibit 4.10

INFOSYS LIMITED

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”) is entered into as of June 26, 2022 by and between Infosys Limited (the “Company”), and Salil S. Parekh (“Executive” and together with the Company, the “Parties”).

WHEREAS, Company desires the Executive to perform the role of the Managing Director and Chief Executive Officer;

WHEREAS the Parties are desirous of entering into this Agreement to set forth the terms and conditions of Executive’s employment by the Company;

NOW, THEREFORE, in consideration of the foregoing and the mutual provisions contained herein and for other good and valuable consideration, the Parties agree as follows:

1.
Duties and Scope of Employment.
(i)
Positions and Duties. Commencing July 1, 2022 or such other earlier date as agreed to by the parties (“Effective Date”), and conditioned upon the execution of this Agreement and such necessary approvals as may be required under applicable laws, the Company agrees to employ Executive and Executive agrees to be employed by the Company pursuant to the terms and conditions of this Agreement. Executive will serve as Chief Executive Officer and Managing Director of the Company and/or in such additional positions as the Company may designate from time to time. In his capacity as Chief Executive Officer, Executive (a) will report to the Company’s Board of Directors (“Board”), (b) will perform such duties and responsibilities normally attendant to such position and such other additional and/or different duties as the Company may from time to time assign which are consistent with Executive’s position and (c) will act in compliance with the Company’s Articles of Association, in force during the Term (as defined in Section 1(ii) below) of this Agreement, and any directives or policies established by the Board. Executive’s principal place of employment shall be at the Company’s corporate headquarters office in Bangalore, India. Executive acknowledges and agrees that his position will require significant travel.
(ii)
Employment Term. The Executive shall retire from the Company on March 31, 2027. The Executive Employment Agreement dated December 2, 2017 and as amended on July 26, 2019, between the Company and the Executive, shall terminate on the earlier of (a) January 2, 2023; or (b) on receipt of approval of the shareholders of the Company effective July 1, 2022. Pursuant to termination of the Executive Employment Agreement, the Executive’s employment with the Company shall be governed by this Agreement. The date of Executive’s termination of employment under this Agreement for any reason shall be referred to as the “Termination Date”).
(iii)
Notice. Pursuant to Section 6, Executive may be entitled to severance benefits upon his termination of employment with the Company. Each Party agrees to provide the other with ninety (90) days’ notice prior to terminating this Agreement for reasons other than Cause or Good Reason (“Notice Period”). The Company may, in its sole and exclusive discretion, satisfy its Notice Period obligation under this Section by either providing Executive with the equivalent of (a) ninety (90) days of his Fixed Pay, (b) an amount equal to ninety (90) days of “Bonus”, (as defined herein) and (c) other compensation and benefits that Executive would have earned during the Notice Period had Executive remained employed during such Notice Period, including continued vesting of Shares, during the Notice Period, previously granted to the Executive as Stock Compensation or (d) placing Executive on “Garden

Leave” for the duration of the Notice Period. The Executive shall have no right to satisfy his Notice Period obligations by providing the Company with any consideration.
(iv)
Board Membership. During the Employment Term, Executive will serve as a member of the Board, subject to any required Board, shareholder and regulatory approval.
(v)
Obligations. Executive’s position will be Chief Executive Officer and Managing Director of the Company or in such other additional position or positions as the Company may designate from time to time. Executive will have such duties, authorities and responsibilities as are commensurate with his position. All of Executive’s duties, responsibilities and powers will at all times be subject to the order, direction and supervision of the Chairperson of the Board or any other designee, who is a non-executive member of the Board, as the Board may determine. During Executive’s employment with the Company, Executive: (a) will devote Executive’s full vocational time and best efforts to the furtherance of the business of the Company on a full-time basis; (b) will exercise the highest degree of loyalty and the highest standards of conduct in the performance of his duties; (c) will comply with all applicable laws and regulations; (d) will not, except as noted herein or as required for furtherance of Executive’s duties with the Company, engage in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, without the express written consent of the Board, which consent shall be at the sole discretion of the Board; (e) will not engage, directly or indirectly, in any activity, employment or business venture, whether or not for remuneration, that is competitive with the Company’s business in any respect or make any preparations to engage in any competitive activities; and (f) will not, subject to Section 1(vi)(c), take any action or make any omission that deprives the Company of any business opportunities or otherwise act in a manner that conflicts with the best interest of the Company or is detrimental to the business of the Company; provided, however, this Section shall not be construed as preventing Executive from investing his personal assets in such form or manner as will not require his services in the daily operations and affairs of the businesses in which such investments are made. If Executive wishes to engage in an outside activity not expressly permitted under the terms of this Section, Executive shall first propose such activity to the Board for its determination as to whether such activities are permissible. Even if the Board consents to Executive’s engagement in an outside activity, the Board shall have the right to revoke its consent at any time, and upon notice to Executive of such revocation of consent, Executive shall terminate such outside activity at the earliest practicable opportunity.
(vi)
Representations by the Executive. Executive’s employment with the Company is conditioned on the Executive’s representation that:
a.
he is not disqualified or prevented from acting as a Director and/or Managing Director on the Board of the Company, under applicable law including the Indian Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015;
b.
in his execution, delivery and performance of his duties under this Agreement he will not, subject to the provision of Section 1(vi)(c), violate, conflict with, result in a breach of the terms, conditions or provisions of, result in the creation of any encumbrances or constitute a default (or an event that, with the giving of notice or lapse of time or both, would constitute a default) or an event creating rights of acceleration, modification, termination, cancellation or a loss of rights under any contract to which the Executive is a party including any non-compete or non-solicitation agreement or obligation, any approval, order, judgment, decree or award to which the Executive is a party or by which he is bound or any law applicable to the Executive;

c.
the representation in Section 1(vi)(b) is subject to the Executive conducting his business activities so as to ensure compliance with his contractual obligations to his prior employers and he shall disclose to the Company any information reasonably necessary to facilitate such compliance;
d.
this Agreement has been duly and validly executed by the Executive and upon execution and delivery, this Agreement will constitute, legal, valid and binding obligations of the Executive, enforceable against him in accordance with its terms.
2.
Compensation.
(i)
Fixed Pay. During the Employment Term, the Company will pay Executive an annual salary of Rupees Eight Crores (INR 80,000,000) as compensation for his services (the “Fixed Pay”). The Fixed Pay will be paid monthly in accordance with the Company’s normal payroll practices and be subject to the usual, required withholdings.
(ii)
Variable Pay. The Executive will be eligible to receive an annual variable pay (“Variable Pay”) of an amount of Rupees Seventeen Crores (INR 170,000,000), which shall be payable to the Executive subject to the Company’s achievement of certain milestones as determined by the Board (or its committee) in consultation with the Executive, in the Company’s sole discretion, from time to time, less applicable withholdings (the “Target Variable Pay”). The Variable Pay paid to Executive for a particular fiscal year shall not exceed 125% of the Target Variable Pay (“Maximum Variable Pay”). Variable Pay will be paid as soon as practicable after the Board (or its committee) determines that the Variable Pay has been earned, but in no event shall the Variable Pay be paid later than the 15th day of the 3rd month following the close of the Company’s fiscal year in which the Variable Pay was earned. In order for Executive to be eligible to receive Variable Pay for a particular fiscal year, Executive must be employed by the Company on the last day of such fiscal year.

(iii) Stock Compensation. The Executive shall be entitled to the following stock compensation:

a.
Annual Equity Grant. Subject to the approval by the Board (or its committee), the Executive will be eligible to receive annual grant of Restricted Stock Units (“RSUs”) covering Company Shares, having a Value equal to Rupees Three Crores (INR 30,000,000) (the “Annual Equity Grant”). The first Annual Equity Grant shall be granted on February 1, 2023 and subsequent Annual Equity Grants on each anniversary of the first Annual Equity Grant (“Grant Date”). Each Annual Equity Grant shall vest as follows: (x) 33.3% of the Shares subject to each Annual Equity Grant will vest on the first anniversary of the Grant Date; (y) 33.3% of the Shares subject to each Annual Equity Grant will vest on the second anniversary of the Grant Date; and (x) 33.3% of the Shares subject to each Annual Equity Grant will vest on the third anniversary of the Grant Date.
b.
Performance Equity Grant. Subject to the approval by the Board (or its committee), the Executive will be eligible to receive annual performance-based stock incentive grant in the form of RSUs, covering Company Shares, for the fiscal years commencing 2023-24 onwards, having a Value equal to Rupees Thirty Four Crores and Seventy Five Lakhs (INR 347,500,000). For the fiscal year 2022-23, the Executive will be eligible to receive an annual performance-based stock incentive grant in the form of RSUs covering Company Shares, as soon as practicable, after the receipt of the shareholders’ approval and having a Value equal to Rupees Twenty One Crores and

Seventy Five Lakhs (INR 217,500,000). All annual performance-based stock incentive grants made in pursuance of this Section 2(iii)(b) are hereinafter referred to as the “Annual Performance Equity Grant”. The number of RSUs that will vest under each Annual Performance Equity Grant shall be calculated upon the Executive’s successful completion of each full fiscal year with the Company, the first of which shall conclude on March 31, 2023. In addition, the vesting of the Annual Performance Equity Grant is subject to the Company’s achievement of certain milestones as determined by the Board (or its committee) in its sole discretion, from time to time, in consultation with the Executive; and any RSUs that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. The Annual Performance Equity Grant shall be granted to Executive within sixty (60) days of the beginning of each fiscal year during the Executive’s Term, except for Annual Performance Equity Grant for the fiscal year 2022-23. The RSUs shall vest as soon as practicable, after the Board (or its committee) determines the number of RSUs that will vest under each Annual Performance Equity Grant but in no event later than the 15th day of the 3rd month following the close of the Company’s fiscal year in which such grant was made.

c. Performance Equity Grant – ESG Metrics. Subject to the approval by the Board (or its committee), the Executive will be eligible to receive an annual performance-based stock incentive grant in the form of RSUs covering Company Shares, having a Value equal to Rupees Two Crores (INR 20,000,000) (the “Annual Performance Equity ESG Grant”). The number of RSUs that will vest under each Annual Performance Equity ESG Grant shall be calculated upon the Executive’s successful completion of each full fiscal year with the Company, the first of which shall conclude on March 31, 2023. The vesting of the Annual Performance Equity ESG Grant is subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board (or its committee) in its sole discretion, from time to time, in consultation with the Executive; and any RSUs that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. The Annual Performance Equity ESG Grant for the fiscal year 2022-23 shall be granted to Executive as soon as practicable, after the receipt of the shareholders approval and the subsequent Annual Performance Equity ESG Grant for the following fiscal years shall be granted to Executive within sixty (60) days of the beginning of each fiscal year during the Executive’s Term. The Board (or its committee) shall determine the number of RSUs that will vest under each Annual Performance Equity ESG Grant but in no event later than the 15th day of the 3rd month following the close of the Company’s fiscal year in which such grant was made.

d. Performance Equity Grant - Long Term TSR Metrics. Subject to the approval by the Board (or its committee), the Executive will be eligible to receive annual performance-based stock incentive grant, in the form of RSUs covering Company Shares, having a Value equal to Rupees Five Crores (INR 50,000,000) (the “Annual Performance Equity TSR Grant”). The number of RSUs that will vest under each Annual Performance Equity TSR Grant shall be as follows:

a.
For Annual Performance Equity TSR Grant made for the fiscal years 2022-23, 2023-24 and 2024-25, the grants will vest after March 31, 2025. The vesting of each of the Annual Performance Equity TSR

Grant will be based on the cumulative TSR for the afore-mentioned 3 full fiscal years. The number of RSUs that shall vest under each Annual Performance Equity TSR Grant shall be determined by the Board (or its committee) which shall in no event be later than the 15th day of the 3rd month following March 31, 2025.
b.
For Annual Performance Equity TSR Grant made for the fiscal years 2025-26 and 2026-27, the grants will vest after March 31, 2027. The vesting of each of the Annual Performance Equity TSR Grant will be based on the cumulative TSR for the afore-mentioned 2 full fiscal years. The number of RSUs that shall vest under each Annual Performance Equity TSR Grant shall be determined by the Board (or its committee) which shall in no event be later than the 15th day of the 3rd month following March 31, 2027.

Any RSUs that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. The Annual Performance Equity TSR Grant for the fiscal year 2022-23 shall be granted to Executive as soon as practicable, after the receipt of the shareholders approval and the subsequent Annual Performance Equity TSR Grant for the following fiscal years shall be granted to Executive within sixty (60) days of the beginning of each fiscal year during the Executive’s Term.

The Annual Performance Equity TSR Grant shall vest based on the parameters prescribed below. Each of the parameter shall have a weightage of 50%:

i.
Relative Total Shareholder Return (‘Relative TSR’) against a peer comparator group of not less than 8 comparators, which will be identified by the committee from a basket of the following ten industry peers which include Indian and Global Companies such as Accenture, DXC Technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos and HCL.

In case of delisting of any of the mentioned above peer group companies during the performance measurement period, the Board (or its committee) is entitled to include an additional peer set company to the comparator group.

ii.
Relative TSR against broader market domestic and global indices comprising of Nifty 50, S&P 500 and MSCI index to be determined by the Board (or its committee).

Shares will vest based on the Company’s performance on Relative TSR in (i) and (ii) above as follows:

a.
If it ranks in the 75th percentile and above, then a maximum of 100% of the RSUs due for vesting will vest;
b.
If it ranks in the 50th to 75th percentile, then the RSUs due for vesting will vest proportionately on a linear scale between 60% to 100%, and the balance will lapse;
c.
If it ranks below the 50th percentile, then no RSUs due for vesting will vest.

For purposes of this Section, “Value” of a Share subject to an award of RSUs will be the closing trading price of the applicable Share on the national stock exchange (“NSE”) on the Grant Date. The vesting and other terms of each Grant specified in sub-sections (iii)(a)(b)(c) and (d) hereinabove shall be subject to the Company’s “Infosys Limited 2015 Incentive Compensation Plan,” any agreements evidencing the award, and as determined by the Board (or its committee), in its sole discretion, from time to time. In case of any conflict between the provisions of this Agreement and the agreement evidencing the award, the terms of the agreement evidencing the award shall prevail. However, nothing herein shall supersede the “Infosys Limited 2015 Incentive Compensation Plan.”

In this Section, for the Grants specified in sub-sections (iii)(b) and (c), each Annual Performance Equity Grant and each Annual Performance Equity ESG Grant shall vest 12 months from the date of Grant.

e. 2019 Annual Performance Equity Grant Subject to the approval by the Board (or its committee), the Executive will be eligible to receive annual performance-based stock incentive grant, in the form of RSUs covering Company Shares, for the fiscal years commencing 2023-24 onwards, having a market value of Rupees Ten Crores (INR 100,000,000), which shall vest 12 months from the date of each Grant (the “2019 Annual Performance Equity Grant”). The Vesting of the 2019 Annual Performance Equity Grant is subject to the Company’s achievement of certain performance milestones as set out in the Infosys Expanded Stock Ownership Program – 2019 and as determined by the Board (or its committee), in its sole discretion, from time to time, in consultation with the Executive. Any RSU’s that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited.

The 2019 Annual Performance Equity Grant shall be granted to Executive within sixty (60) days of the beginning of each fiscal year during the Executive’s Term. The 2019 Annual Performance Equity Grant shall continue till the expiry of the pool of stock incentives available under the Infosys Expanded Stock Ownership Program – 2019, or until cessation of the Executive’s employment with the Company, whichever is earlier.

For the purposes of this Section, “Value” of a Share subject to an award of RSUs will be the closing trading price of the applicable Share on the national stock exchange (“NSE”) on the Grant Date. The vesting and other terms of each Grant specified in sub-section (iii)(e) hereinabove shall be subject to the Company’s ‘Infosys Expanded Stock Ownership Program 2019’, any agreements evidencing the award, and as determined by the Board (or its committee), in its sole discretion, from time to time. In case of any conflict between the provisions of this Agreement and the agreement evidencing the award, the agreement evidencing the award shall prevail. However, nothing herein shall supersede the ‘Infosys Expanded Stock Ownership Program 2019’.

For the purpose of abundant clarity, the indicative grant dates for the Annual Equity Grant and each performance-based stock incentives specified in this Section 2(iii) are provided in the Annexure.

(iv) Other. Executive shall be eligible for such other payments and benefits (if any) as provided to whole time directors, as determined by the Board (or its committee), in its sole discretion, from time to time.

(v) Review and Adjustment of Compensation. Executive’s compensation, including Fixed Pay, Variable Pay, and Stock Compensation, will be subject to review and adjustments by the Company in its sole and exclusive discretion, and subject to any limits and necessary approvals under applicable law.

(vi) Clawback. Executive agrees that the compensation and benefits provided under this Agreement will be subject to forfeiture, cancellation, recoupment or clawback as required by applicable laws, government regulations and stock exchange requirements. Executive further agrees that any incentive compensation paid or payable under this Agreement (including any Variable Pay and Stock Compensation) will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the terms of the U.S Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd Frank Act”) and rules and regulations thereunder in the event the Company is required to restate its financial statements, regardless of whether the Company is then subject to the Dodd-Frank Act.

3.
Employee Benefits. During the Employment Term, Executive will be eligible to participate in any employee benefit plans to which employees of the Company are generally entitled to participate, commensurate with Executive’s position with the Company and subject to the eligibility requirements and other terms and conditions of such plans. The Company may change, amend or discontinue any of its employee benefit plans at any time during Executive’s employment with the Company, and nothing contained herein will obligate the Company to institute, maintain or refrain from changing, amending or discontinuing any employee benefit plan or program.
4.
Vacation. Executive will be entitled to paid vacation in accordance with the Company’s vacation policy as applicable to its whole-time directors, with the timing and duration of specific days off mutually and reasonably agreed to by the Parties hereto.
5.
Expenses. The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in the furtherance of or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy for whole-time directors as in effect from time to time.
6.
Severance.
(i)
Termination other than for Cause or Executive’s Resignation for Good Reason. If during the Employment Term, (i) the Company (or any parent or subsidiary or successor of the Company) terminates Executive’s employment with the Company other than for Cause (excluding as a result of the Executive’s death or disability) or (ii) if Executive resigns for Good Reason, then, subject to Section 7 and applicable law, Executive will be entitled to receive, on the sixtieth (60th) day following the Termination Date (the “Payment Date”), a lump sum cash amount (less all applicable withholdings) equal to 50% of the Fixed Pay and 50% of the Bonus that Executive received in the twelve (12) months prior to the Termination Date (the “Severance Compensation”). In addition, the Company shall accelerate the vesting of each of Executive’s then-outstanding, Annual Equity Grants (including RSUs and options) that would have vested over the six (6) months following the Termination Date but for the Executive’s Termination; provided, however, that there shall be no accelerated vesting of any Performance Equity Grants, i.e., Annual Performance Equity Grant, Annual Performance Equity ESG Grant, Annual Performance Equity TSR Grant, and 2019 Annual Performance Equity Grant. Any accelerated RSU grants will be settled on the sixtieth (60th) day following Executive’s termination of employment in terms of the ‘Infosys Limited 2015 Incentive Compensation Plan’ or the ‘Infosys Expanded Stock Ownership Program 2019’, as applicable and the respective agreements evidencing the grant.
(ii)
Termination for Cause or Resignation without Good Reason. If Executive’s employment with the Company (or any parent or subsidiary or successor of the Company) terminates voluntarily by Executive without Good Reason, or for Cause by the Company, then all payments of compensation by the Company to Executive hereunder will terminate immediately, except the Company will pay Executive: (i) any Fixed Pay earned but unpaid as of the employment Termination Date; (ii) vested benefits, if any, to which Executive is entitled under any employee benefit plans as of the employment Termination Date; and (iii) reimbursement of business expenses for which Executive is entitled to reimbursement under Section 5 but for which Executive has not been reimbursed as of the employment Termination Date (collectively the “Accrued Obligations”). Other than the foregoing the Company shall have no further obligations to Executive under this Agreement.
(iii)
Exclusive Remedy. In the event of a termination of Executive’s employment with the Company (or any parent or subsidiary or successor of the Company), the provisions of this Section 6 are intended to be and are exclusive and in lieu of any other rights or remedies to which Executive or the Company may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement. Executive will be entitled to no severance or other benefits upon termination of employment with respect to acceleration of award vesting or severance pay other than those benefits as expressly set forth in this Section 6.
7.
Conditions to Receipt of Severance; No Duty to Mitigate.
(i)
Separation Agreement and Release of Claims. Executive acknowledges and agrees that the Company’s payment of the severance compensation pursuant to Section 6 will be deemed to constitute a full settlement and discharge of any and all obligations of the Company to Executive arising out of this Agreement, Executive’s employment with the Company and/or the termination of Executive’s employment with the Company. Executive further acknowledges and agrees that as a condition to receiving any of the severance compensation pursuant to Section 6, Executive will execute, deliver to the Company, and not revoke a release agreement in a form prepared by, and satisfactory to, the Company (the “Executive Release Agreement”) pursuant to which Executive will release and waive, to the fullest extent permitted by law, all claims against the Company, its Affiliates, and all of its and their present and/or former owners, officers, directors, employees, agents, attorneys, insurers, representatives, employee benefit plans and their fiduciaries, both individually and in their representative capacities, including, without limitation, all claims arising out of this Agreement, Executive’s employment with the Company, and/or the termination of Executive’s employment with the Company; provided, however, that the Executive Release Agreement will not affect or release (a) any claim for the Accrued Obligations, (b) any rights to the Severance Compensation under Section 6(i), (c) any vested rights or benefits Executive may have under any employee retirement or welfare benefit plan of the Company (except any severance plan), or (d) any vested rights or benefits Executive may have under the Company’s Equity Plan or any related option agreement or restricted stock unit agreement. The Severance Compensation described in Section 6(i) is in lieu of any severance benefits under any severance policy or plan the Company may have now or in the future, and Executive acknowledges that Executive is not entitled to any other severance benefits. As a condition of the Executive executing an Executive Release Agreement, and subject to the Executive’s ongoing obligations under the provisions of Sections 9 and 10, the Company will execute and deliver to the Executive, a release agreement in a form prepared by, and satisfactory to, the Company (the “Company Release Agreement”) pursuant to which Company will release and waive, to the fullest extent permitted by law, all claims against the Executive all claims arising out of this Agreement, Executive’s employment with the Company, and/or the termination of Executive’s employment with the Company.
(ii)
Confidential Information, Non-solicitation, and Non-Competition. The receipt of any severance benefits pursuant to Section 6(i) will be subject to Executive not violating the provisions of Sections 9 and 10. In the event Executive breaches the provisions of Sections 9 and 10, all continuing payments and benefits to which Executive may otherwise be entitled pursuant to Section 6(i) will immediately cease and Executive shall return to the Company any benefits paid by the Company to Executive pursuant to Section 6(i).
(iii)
No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any earnings that Executive may receive from any other source reduce any such payment.

8.
Definitions.
(i)
Affiliate. For purposes of this Agreement, “Affiliate” means any entity that directly, or indirectly through one or more intermediaries, is owned or controlled by, owns or controls, or is under common ownership or control with, the Company; for this purpose, “control” of an entity means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise.
(ii)
Cause. For purposes of this Agreement, “Cause” means the occurrence of one or more of the following events: (a) Executive’s conviction for, or pleading no contest to, a felony, any crime involving moral turpitude, or any crime that is injurious to the financial condition, reputation or goodwill of the Company; (b) Executive’s misappropriation of any of the Company’s property; (c) Executive’s engaging in any fraudulent or dishonest conduct in Executive’s dealings with, or on behalf of, the Company; (d) Executive’s engaging in any illegal conduct in the performance of Executive’s employment duties for the Company (except minor motor vehicle infractions); (e) Executive’s failure or refusal to follow the reasonable and lawful instructions of the Board (other than any such failure or refusal resulting from Executive’s incapacity due to physical or mental illness), if such failure or refusal continues for a period of ten (10) days after the Board provides Executive with written notice stating the instructions which Executive has failed or refused to follow; (f) Executive’s breach of any of Executive’s obligations under this Agreement or any other agreement with the Company; if such breach continues for a period of ten (10) days after the Company provides Executive with written notice of such breach; (g) Executive’s intentional engagement in any conduct that constitutes a violation of any central/federal, state or local law or regulation applicable to the business of the Company; (h) Executive’s violation of any of the Company’s written policies or procedures, including, without limitation, any Executive policies, business ethics policies or code of conduct policies, and such violation, if curable, remains uncured for a period of ten (10) days after the Company provides Executive with written notice of such violation; (i) Executive’s engaging in any willful misconduct which is injurious to the financial condition, reputation or goodwill of the Company; (j) Executive’s gross or habitual neglect of Executive's employment duties or responsibilities if such neglect has an adverse effect on the Company and continues for a period of ten (10) days after the Company provides Executive with written notice of such gross or habitual neglect; (k) Executive’s failure to work on a full-time basis in fulfilling Executive’s employment duties hereunder, except for periods in which Executive is absent for scheduled vacations or for sickness, injury or other authorized leaves of absence, if such failure continues at any time after the Company provides Executive with written notice of such failure; (l) Executive’s misuse of alcohol or drugs which interferes with Executive’s performance of Executive’s duties for the Company or which is injurious to the reputation or goodwill of the Company; (m) the Executive’s disqualification to be a member of the Board under the Indian Companies Act, 2013; (n) Executive’s breach of his representations in Sections 1(vi)(b) or 1(vi)(c ) of this Agreement; provided, however, “Cause” shall not include or be predicated on upon any act or omission by Executive that is taken or made (x) at the direction of the Board or (y) to comply with the a lawful court order, directive from a federal, state or local governmental agency or industry regulatory authority, or subpoena.
(iii)
Company’s Customer or Company Customer. For purposes of this Agreement, “Company’s Customer” or “Company Customer” means (i) any Person to whom the Company is selling or providing any service or product as of the Termination Date; (ii) any Person to whom the Company provided or sold any service or product at any time during the one (1) year preceding the Termination Date; and/or (iii) any Person with whom the Company has contracted or otherwise entered into an arrangement to provide any service or product as of the time of the Termination Date.
(iv)
Competing Service/Product. For purposes of this Agreement, “Competing Service/Product” means (i) any service or product that is similar to and competitive with any of the services and/or related services offered or provided by the Company as of the Termination Date and/or (ii) any service or product that is similar to and competitive with any of the types of services or products that are offered or provided by the Company during, and as of the time of the termination of, Executive’s employment with the Company.
(v)
Competing Business. For purposes of this Agreement, “Competitive Business” shall include, but not be limited, to mean the following entities, their Affiliates and their subsidiaries:
a.
Tata Consultancy Services Limited.
b.
Accenture Limited.
c.
International Business Machines Corporation.
d.
Cognizant Technology Solutions Corporation.
e.
Wipro Limited.
f.
Tech Mahindra Limited.
g.
Capgemini
h.
HCL Technologies

(vi) Garden Leave. For purposes of this Agreement, “Garden Leave” means the Company’s right to place the Executive on Garden Leave during the Notice Period. The Company reserves its right during Garden Leave to: (a) cease to vest in, or assign to Executive, any powers or duties or to provide any work to the Executive; (b) change the Executive’s designation or duties as the Company decides appropriate; (c) prevent Executive from contacting or communicating with any current, former or proposed clients, customers, employees, or vendors of the Company; (d) exclude Executive from the premises of the Company; and/or (e) announce to employees, clients, customers, vendors and other relevant persons of the Company that Executive has been given notice of termination or that the Executive has resigned. During the Garden Leave, Executive shall continue to be employed by the Company and shall be paid salary and other applicable benefits including the continued vesting of previously issued grants pursuant to the Executive’s Stock Compensation. Executive shall be required to the duties of confidentiality and good faith shall continue to apply, together with all of the obligations contained in this Agreement.

(vii) Good Reason. For purposes of this Agreement, “Good Reason” is defined as Executive’s resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of, without Executive’s express written consent, (a) a material reduction of Executive’s duties, position or responsibilities, or the removal of Executive from such position and responsibilities, either of which results in a material diminution of Executive’s authority, duties or responsibilities; or (b) appointment of an Executive Chairman or (c ) change in reporting of the Executive from the Chairman (or any other non-executive member of the Board). Executive’s resignation will not be deemed to be for Good Reason unless Executive has first provided the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within thirty (30) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date the Company receives such notice, and such condition has not been cured during such period. Executive acknowledges that any change in Executive’s compensation under this Agreement shall not constitute Good Reason.

(viii) Bonus. For purposes of this Agreement, “Bonus” shall mean the average monthly Variable Pay paid to Executive over the last immediately twelve (12) months prior to the Termination Date.

(ix) Person. For purposes of this Agreement, “Person” means any individual or entity (including without limitation a corporation, partnership, limited liability company, trust, joint venture, or governmental entity or agency).

(x) Prohibited Capacity. For purposes of this Agreement, “Prohibited Capacity” means (i) the same or similar capacity or function to that in which Executive worked for the Company at any time during his employment; (ii) any executive or officer capacity or function; (iii) any business development capacity or function; (iv) any ownership capacity (except Executive may own as a passive investment up to two percent of any class of securities regularly traded on a national stock exchange or other public market); (v) any business consulting or advising capacity of function; (vi) any director or similar capacity or function; (vii) any capacity or function in which Executive likely would inevitably use or disclose any of the Company’s trade secrets and/or Confidential Information; (viii) any capacity or function in which the customer goodwill the Executive helped to develop on behalf of the Company, would facilitate or support Executive’s work for a Competitive Business; and/or (ix) any other capacity or function in which Executive’s knowledge of the Confidential Information would facilitate or assist Executive’s work for the Competitive Business.

(xi) Restricted Geographic Area. For purposes of this Agreement, “Restricted Geographic Area” means the United States of America, India, and each country the Company is doing business in as of the Termination Date.

(xiii) Restricted Time Period. For purposes of this Agreement, “Restricted Time Period” means during Executive’s employment with the Company and for six (6) months after the Termination Date.

9.
Non-Disclosure of Confidential Information.
(i)
Confidential Information. For purposes of this Agreement, the term “Confidential Information” means any and all of the Company’s (and its Affiliates’) trade secrets, confidential and proprietary information and all other non-public information and data of or about the Company (and its Affiliates) and its business, including, without limitation, lists of customers, information pertaining to customers, marketing plans and strategies, information pertaining to suppliers, pricing information, engineering and technical information, software codes, cost information, data compilations, research and development information, business plans, financial information, personnel information, information received from third parties that the Company has agreed to keep confidential, and information about prospective customers or prospective products and services, whether or not reduced to writing or other tangible medium of expression, including, without limitation, work product created by Executive in rendering services for the Company; provided, however, that “Confidential Information” shall not include information that (a) is or becomes generally available to the public by use, publication or the like, through no fault of Executive; (b) is obtained without restriction by Executive after termination of Executive’s employment with the Company from a third party who had the legal right to disclose such information to Executive; (c) Executive possessed prior to Executive’s employment with the Company; or (d) is independently developed by Executive without the use of any of the Company’s Confidential Information after the termination of his employment with the Company.
(ii)
Non-Disclosure Obligations. During Executive’s employment with the Company and thereafter, Executive will not use or disclose to others any of the Confidential Information, except (a) in the course of Executive’s work for and on behalf of the Company, (b) with the prior written consent of the Company, (c) as required by law or judicial process, provided Executive promptly notifies the Company in writing of any subpoena or other judicial request for disclosure involving confidential information or trade secrets, and cooperates with any effort by the Company to obtain a protective order preserving the confidentiality of the Confidential Information or trade secrets or (d) in connection with reporting violations of law or regulations to any governmental agency or from making other disclosures protected under any applicable whistleblower laws. Executive agrees that the Company owns the Confidential Information and Executive has no rights, title or interest in any of the Confidential Information. Additionally, Executive will abide by the Company’s policies protecting the Confidential Information, as such policies may exist from time to time. At the Company’s request or upon termination of Executive’s employment with the Company for any reason, Executive will immediately deliver to the Company any and all materials (including all copies and electronically stored data) containing any Confidential Information in Executive’s possession, custody or control. Upon termination of

Executive’s employment with the Company for any reason, Executive will, if requested by the Company, provide the Company with a signed written statement disclosing whether Executive has returned to the Company all materials (including all copies and electronically stored data) containing any Confidential Information previously in Executive’s possession, custody or control.
(iii)
Survival of Non-Disclosure Obligations. Executive’s confidentiality/non-disclosure obligations under this Agreement continue after the termination of Executive’s employment with the Company. With respect to any particular trade secret information, Executive’s confidentiality/non-disclosure obligations will continue as long as such information constitutes a trade secret under applicable law. With respect to any particular Confidential Information that does not constitute a trade secret, Executive’s confidentiality/non-disclosure obligations will continue as long as such information remains confidential, and will not apply to information that becomes generally known to the public through no fault or action of Executive or others who were under confidentiality obligations with respect to such information.
10.
Non-Solicitation and Non-Competition.
(i)
Non-Competition. During the Restricted Time Period, Executive will not within the Restricted Geographic Area engage in (including, without limitation, being employed by, working for, or rendering services to) any Competitive Business in any Prohibited Capacity. Notwithstanding the foregoing, if the Competitive Business has multiple divisions, business units, lines or segments, some of which are not competitive with the business of the Company, nothing herein will prohibit Executive from being employed by, working for or assisting any division, business unit, line or segment of such Competitive Business that is not competitive with the business of the Company.
(ii)
Customer Restrictions.
a.
During the Restricted Time Period, Executive will not sell, market or provide, attempt to sell, market or provide, or assist any Person in the sales, marketing or provision of, any Competing Service/Product to any of the Company’s Customers with respect to whom, at any time during Executive’s employment with the Company, Executive had any business contact on behalf of the Company, Executive had any relationship, business development, sales, service or account responsibility (including, without limitation, any supervisory or managerial responsibility) on behalf of the Company, or Executive had access to, or gained knowledge of, any Confidential Information concerning the Company’s business with such customer, or otherwise solicit or communicate with any such customers for the purpose of selling, marketing or providing, attempting to sell, market or provide, or assisting in any Person in the sales, marketing or provision of, any Competing Service/Product.
b.
During the Restricted Time Period, Executive will not sell, market or provide, attempt to sell, market or provide, or assist any Person in the sale, marketing or provision of, any Competing Service/Product to any of the Company’s Customers located in the Restricted Geographic Area or otherwise solicit or communicate with any of the Company’s Customers located within the Restricted Geographic Area for the purpose of selling, marketing or providing, attempting to sell, market or provide, or assisting in any Person in the sales, marketing or provision of, any Competing Service/Product.
(iii)
Non-Interference with Contractors, Vendors, or Other Relationships. During the Restricted Time Period, Executive will not urge, induce or seek to induce any of the Company’s independent contractors, subcontractors, business partners, distributors, brokers, consultants, sales representatives, customers,

Referral Sources, vendors, suppliers or any other Person with whom the Company has a business relationship to terminate their relationship with, or representation of, the Company or to cancel, withdraw, reduce, limit or in any manner modify any such Person’s business with, or representation of, the Company.
(iv)
Employee Restrictions. During the Restricted Time Period, Executive will not: (a) solicit or recruit for employment, hire, employ, engage the services of, or attempt to hire, employ, or engage the services of, any individual who is an employee of the Company; (b) assist any Person in the recruitment, hiring or engagement of any individual who is an employee of the Company; (c) urge, induce or seek to induce any individual to terminate his/her employment with the Company; or (d) advise, suggest to or recommend to any Competitive Business that it employ, engage the services of, or seek to employ or engage or engage the services of any individual who is an employee of the Company.
11.
Assignment. This Agreement will be binding upon and inure to the benefit of (a) any Successor of the Company and (b) to the heirs, executors and legal representatives of Executive upon Executive’s death as it relates to the Accrued Obligations. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “Successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive’s right to compensation or other benefits will be null and void.
12.
Notices. All notices, requests, demands and other communications called for hereunder will be in writing and will be deemed given (i) on the date of delivery if delivered personally, (ii) one day after being sent by a well-established commercial overnight service, or (iii) four days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

If to the Company:

Infosys Limited

Attn: Chairman, Board of Directors

Electronics City Hosur Rd

Bangalore Karnataka India

Bangalore 560 100

If to the Executive:

At the address below or an updated address provided by Executive to the Company:

Attn: Salil S Parekh

Flat 602, Belmont Building

37 D Napean Sea Road

Mumbai 400 036

13.
Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.
14.
Arbitration. The parties hereto agree that any and all disputes, complaints, controversies, claims and grievances, in law or in equity, arising under, out of, in connection with, or in any manner related to this Agreement, Executive’s employment with the Company or the termination of Executive’s employment with the Company, including without limitation, claims alleging breach of contract, common law claims, tort claims or claims under any statutes or other laws (collectively, the “Disputes” and singularly a “Dispute”), shall be resolved to the fullest extent permitted by law, by confidential final, binding arbitration pursuant to the Mumbai Centre for International Arbitration Rules of arbitration before a panel of three (3) arbitrators. Each party shall nominate one (1) arbitrator each and the third arbitrator shall be appointed by the two (2) arbitrators nominated by the Parties. The third arbitrator shall be someone who was a former Justice of the Supreme Court of India or a former Judge of a High Court within India. Arbitration proceedings shall be held in Bangalore, India. The arbitrators shall (a) have the authority to compel adequate discovery for the resolution of the dispute and to award relief as would otherwise be permitted by applicable law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. Both Executive and the Company shall be entitled to all rights and remedies that either Executive or the Company would be entitled to pursue in a court of law. The award rendered by the arbitrators shall be final and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof. The fees of arbitration and the cost of the arbitration proceedings including but not limited to the arbitrator’s costs, legal fees and costs, shall be borne by the unsuccessful party. EXECUTIVE AND THE COMPANY AGREE THAT THE FOREGOING DISPUTE RESOLUTION PROCEDURE SHALL BE THE EXCLUSIVE MEANS OF RESOLVING ANY DISPUTE AND THAT NO OTHER ACTION WILL BE BROUGHT BY EXECUTIVE OR THE COMPANY IN ANY COURT OR OTHER FORUM RELATING TO A DISPUTE. THIS AGREEMENT IS A WAIVER OF ALL RIGHTS TO A CIVIL COURT ACTION.
15.
Works. All work performed by Executive and all inventions, discoveries, developments, work product, processes, improvements, creations, deliverables and all written, graphic or recorded material and works of authorship fixed in any tangible medium of expression made, created or prepared by Executive, alone or jointly with others, during Executive’s employment with the Company and relating to the Company’s (and/or any Affiliate’s) business (collectively, the “Works”) shall be the Company’s exclusive property, shall be deemed a work made for hire, and all rights, title and interest in the Works shall vest in the Company. To the extent that the title or rights to any such Works may not, by operation of law, vest in the Company, all rights, title and interest to such Works are hereby irrevocably assigned to the Company. All Works shall belong exclusively to the Company, and the Company shall have the right to obtain and hold in its own name, any patents, copyrights, registrations or such other intellectual property protections as may be appropriate to the subject matter. Executive will sign documents of assignment, declarations and other documents and take all other actions reasonably required by the Company, at the Company’s expense, to perfect and enforce any of its proprietary rights and to vest all right, title and interest to the Works in the Company. This section does not apply to an invention for which no equipment, supplies, facility, or Confidential Information (as defined in the Confidential Information and Inventions Agreement) of the Company was used and which was developed entirely on Executive’s own time, unless (a) the invention relates (1) directly to the business of the Company, or (2) to the Company’s actual or demonstrably anticipated research or development, or (b) the invention results from any work performed by Executive for the Company. To the extent that the title or rights to any such Works may not, by operation of law, vest in the Company, all rights, title and interest to such Works are hereby irrevocably, absolutely and perpetually assigned to the Company. Notwithstanding the provisions of Section 19(4) of the Copyright Act, 1957, any assignment in so far as it relates to copyrightable material shall not lapse nor the rights transferred therein revert to the Executive, even if the Company does not exercise the rights under the assignment within a period of one year from the date of assignment. The Executive hereby agrees to waive any right to and refrain from raising any objection or claims to the Copyright Board with respect to any assignment, pursuant to Section 19A of the Copyright Act, 1957. The Executive also waives all moral rights in relation to the Work developed or conceived by the Executive.
16.
Integration. This Agreement, together with the Confidential Information and Inventions Agreement (Exhibit A), Company’s “Infosys Limited 2015 Incentive Compensation Plan”, Company’s “Infosys Expanded Stock Ownership Program 2019” (or any successor thereto or replacement thereof), and any agreement evidencing an equity award granted to Executive, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. This Agreement may be modified only by agreement of the Parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.
17.
Waiver of Breach. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of this Agreement.
18.
Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.
19.
Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.
20.
Governing Law and Jurisdiction. This Agreement will be governed by the laws of India (with the exception of its conflict of laws provisions, if such exists). The Executive consents to the personal and exclusive jurisdiction of the Courts in the State of Karnataka, India.
21.
Acknowledgment. Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.
22.
Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

23. Conflict. In the event of any conflict between the terms of this Agreement and the terms of the approval of the shareholders of the Company, the terms of the shareholders’ approval shall prevail.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by their duly authorized officer, as of the day and year first above written.

COMPANY:

INFOSYS LIMITED

____________________________________________

By: KRISHNAMURTHY SHANKAR

Title: EVP – GROUP HEAD – HUMAN RESOURCES AND INFOSYS LEADERSHIP INSTITUTE

EXECUTIVE:

____________________________________________

SALIL S. PAREKH

ANNEXURE

	Compensation under Employment Agreement dated December 2, 2017	Compensation under this Employment Agreement
Compensation Components	INR Crores	INR Crores
Fixed Pay	6.50	8.00
Annual Equity Grant (Time Based)	3.25	3.00
Variable Pay	9.75	17.00
Annual Performance Equity Grant (2015 Plan)	13.00	34.75
2019 Annual Performance Equity Grant (2019 Plan)	10.00	10.00
Annual Performance Equity ESG Grant (2015 Plan)		2.00
Annual Performance Equity TSR Grant (2015 Plan)		5.00
Total Compensation	42.50	79.75

		Grant Value (in INR Crores)	Indicative Grant Date (in INR Crores)
Annual Equity Grant (Time Based)	FY'23	3.00	February, 2023
	FY'24	3.00	February, 2024
	FY'25	3.00	February, 2025
	FY'26	3.00	February, 2026

		Grant Value (in INR Crores)	Indicative Grant Date (in INR Crores)
Annual Performance Equity Grant (2015 Plan)	FY'23	21.75	August, 2022
	FY'24	34.75	May, 2023
	FY'25	34.75	May, 2024
	FY'26	34.75	May, 2025
	FY'27	34.75	May, 2026

		Grant Value (in INR Crores)	Indicative Grant Date (in INR Crores)
2019 Annual Performance Equity Grant (2019 Plan)	FY'24	10.00	May, 2023
	FY'25	10.00	May, 2024
	FY'26	10.00	May, 2025
	FY'27	10.00	May, 2026

		Grant Value (in INR Crores)	Indicative Grant Date (in INR Crores)
Annual Performance Equity ESG Grant (2015 Plan)	FY'23	2.00	August, 2022
	FY'24	2.00	May, 2023
	FY'25	2.00	May, 2024
	FY'26	2.00	May, 2025
	FY'27	2.00	May, 2026

		Grant Value (in INR Crores)	Indicative Grant Date (in INR Crores)	Vesting Remarks
Annual Performance Equity TSR Grant (2015 Plan)	FY'23	5.00	August, 2022	For Annual Performance Equity TSR Grant made for the fiscal years 2022-23, 2023-24 and 2024-25, the grants will vest after March 31, 2025.
	FY'24	5.00	May, 2023
	FY'25	5.00	May, 2024
	FY'26	5.00	May, 2025	For Annual Performance Equity TSR Grant made for the fiscal years 2025-26 and 2026-27, the grants will vest after March 31, 2027.
	FY'27	5.00	May, 2026